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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of   JUNE, 2003


                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

              3 HABOSEM STREET, KIRYAT MINRAV, ASHDOD, ISRAEL 77610
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  [X]                     Form 40-F   [_]

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         This Form 6-K consists of the following information concerning
Healthcare Technologies Ltd., an Israeli corporation (the "Company"):


               UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

         The following unaudited Pro Forma condensed financial statements have been prepared in accordance with generally accepted accounting principles in Israel to give effect to the investment of a third party in the Preferred B and B1 shares of Procognia Ltd. ("Procognia") and to the establishment of a joint venture named Savyon Diagnostics Products (2003) ("Savyon 2003") and the sale of certain assets, inventory, patent rights and know how from Savyon Diagnostics Ltd. ("Savyon"), a wholly-owned subsidiary, to Savyon 2003, as described in Note 1 to the unaudited Pro Forma condensed consolidated financial statements. The Pro Forma information gives effect to the application of the Pro Forma adjustments described in the accompanying notes. This financial data is not intended to be a result of operations forecast and the pro forma results of operations of Healthcare are not necessarily indicative of the results that may be expected in the future.

         Pro Forma condensed balance sheet as of December 31, 2002 is not presented since the transactions are already reflected in the consolidated balance sheet of healthcare as of December 31, 2002.

         The following Unaudited Pro Forma Condensed Statements of Operations for the year ended December 31, 2002 and for the year ended December 31, 2001 give effect to the transactions as if they had occurred on January 1, 2001 and the historical statements of operations of Procognia and Savyon for those periods had been deconsolidated and the historical statements of operations of Savyon 2003 have been included in the Company's financial statements based on proportionate consolidation method.

         This Pro Forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of the Company for the two years ended December 31, 2002.

         The Unaudited Pro Forma Condensed Financial Information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the transactions occurred on January 1, 2001, nor is it necessarily indicative of future financial results of operations. This Unaudited Pro Forma Condensed combined consolidated financial statements are based on the respective historical financial statements of Healthcare, Procognia and Savyon. The Pro Forma adjustments are based on available financial information and certain estimates and assumptions that Healthcare believes are reasonable and that are set forth in the notes to the Unaudited Pro Forma Condensed Financial Information.

                                       2
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UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                           YEAR ENDED DECEMBER 31, 2002
                                               -----------------------------------------------------------------------------------
                                                   HISTORICAL
                                               -------------------     PRO FORMA          PRO FORMA
                                                                     ADJUSTMENTS IN     ADJUSTMENTS IN
                                                   HEALTHCARE          RESPECT OF         RESPECT OF                   PRO FORMA
                                                  CONSOLIDATED         PROCOGNIA            SAVYON          NOTE
                                               -------------------  ------------------------------------  ----------  ------------
Sales                                               $16,676                $    -         $ (1,790)            2e        $14,886
Cost of sales                                        10,386                     -             (985)            2e          9,401
                                               -------------------                     -----------------              ------------

Gross profit                                          6,290                     -             (805)                        5,485
                                               -------------------                     -----------------              ------------

Operating expenses:
  Research and development
     expenses, net                                      912                  (490)            (145)        2a, 2e            277
  Selling and marketing expenses, net                 3,161                     -             (235)            2e          2,926
  General and administrative
     expenses                                         2,475                  (189)            (192)        2a, 2e          2,094
  Amortization of goodwill and
     technology                                         471                     -              (50)            2e            421
                                               -------------------  -----------------  -----------------              ------------

Total operating expenses                              7,019                  (679)            (622)                        5,718
                                               -------------------  -----------------  -----------------              ------------

Operating loss                                         (729)                  679             (183)                         (233)

Financial income (expenses), net                       (491)                   18              (30)       2a , 2e           (503)
                                               -------------------  -----------------  -----------------              ------------

Income (loss) before taxes on
     income                                          (1,220)                  697             (213)                         (736)
Other income (expenses), net                          1,482                (1,349)               -             2d            133
Minority interest in losses of
     subsidiary                                         206                  (206)               -             2b              -
                                               -------------------  -----------------  -----------------              ------------

Net income (loss) for the year                      $   468                $ (858)        $   (213)                      $  (603)
                                               ===================  =================  =================              ============

Basic and diluted net earnings (loss)
per NIS 1 par value of shares                       $  1.53                                                              $ (1.97)
                                               ===================                                                    ============

Weighted average number of shares
used in computing basic and diluted
net loss per NIS 1 par value of shares                7,644                                                                7,644
                                               ===================                                                    ============

                                       3
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UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      YEAR ENDED DECEMBER 31, 2001
                                         ---------------------------------------------------------------------------------------
                                           HISTORICAL         PRO FORMA
                                         ------------------ ------------------    PRO FORMA
                                                             ADJUSTMENTS IN     ADJUSTMENTS IN
                                            HEALTHCARE         RESPECT OF      RESPECT OF SAVYON
                                           CONSOLIDATED         PROCOGNIA                            NOTE          PRO FORMA
                                         ------------------ ------------------ ------------------ ------------  ----------------

Sales                                         $ 16,013            $     -             (2,147)             2e         $ 13,866
Cost of sales                                    9,984                  -             (1,384)             2e            8,600
                                         ------------------ ------------------ ------------------               ----------------

Gross profit                                     6,029                  -               (763)                           5,266
                                         ------------------ ------------------ ------------------               ----------------

Operating expenses:
  Research and development
    expenses, net                                3,164             (2,197)              (308)         2a, 2e              659
  Selling and marketing expenses, net
                                                 3,167                  -               (307)             2e            2,860
  General and administrative expenses
                                                 3,966             (1,022)              (661)         2a, 2e            2,283
  Amortization of goodwill                         246                  -                (75)             2e              171
                                         ------------------ ------------------ ------------------               ----------------

Total operating expenses                        10,543             (3,219)            (1,351)                           5,973
                                         ------------------ ------------------ ------------------               ----------------

Operating loss                                  (4,514)             3,219                588                             (707)

Financial income (expenses), net                  (311)               (12)               (29)         2a, 2e             (352)
                                         ------------------ ------------------ ------------------               ----------------

                                                (4,825)             3,207                559                           (1,059)
Other income (expenses), net                       896               (904)                 -          2a, 2c               (8)
Minority interest in losses (earnings)
of subsidiaries                                    916               (971)                 -              2b              (55)
                                         ------------------ ------------------ ------------------               ----------------

Net loss for the year                         $ (3,013)           $ 1,332            $   559                         $ (1,122)
                                         ================== ================== ==================               ================

Earnings per share:
Basic and diluted net loss per share
                                              $ (12.6)                                                               $  (0.19)
                                         ==================                                                     ================

Weighted average number of
shares used in computing basic
and diluted net loss per NIS 1
par value of shares
                                                 5,977                                                                  5,977
                                         ==================                                                     ================

                                       4
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NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1: BASIS OF PRO FORMA PRESENTATION

                     a. In April 2002, Procognia reorganized its structure by establishing a company in the UK ("the parent company"). As part of the transaction, the parent company exchanged the Ordinary and Preferred shares of the existing shareholders of Procognia to Ordinary and Preferred shares of the parent company which have the same rights.

     In April 2002, Procognia's parent company, the Company's subsidiary, issued Preferred B and B1 shares in a private placement upon which an amount of approximately $ 14,300 (out of which $ 1,250 related to conversion of convertible debentures) was raised. As a result, the Company's voting rights declined from 70% to 17% and consequently Procognia's financial statements are no longer consolidated with those of the Company. As a result of the decline in voting rights the Company recorded, in accordance with Israeli GAAP, a capital gain of $ 1,349. The previously accured losses that relate to the shares retained by the investor were reversed and the carrying amount of the investment was reduced to zero.

b. On December 31, 2002, Healthcare entered into and agreement with the Levin Family LLP. for the establishment of a new jointly owned entity, Savyon 2003. At the same date Savyon 2003 purchased from Savyon certain assets, inventory, patent rights and know how related to the diagnosis of infectious diseases in consideration of $1.9 million to be paid as follows:
     $770 thousand on January 1, 2003, $430 thousand in April, 2003 and additional 35 monthly installments of $20 thousand each. According to Israeli GAAP, since the transaction was financed with a shareholders loan which terms of repayment have not been determined yet, the assets, inventory, patent rights and know how that were transferred to Savyon 2003, were recorded in Savyon's 2003 books according to their book value as it appeared in Savyon's books prior to the sale. The excess of the purchase price over the book value of the assets and know how that were transferred was recorded as additional paid-in capital. In addition, the investment in Savyon 2003 would be accounted for according to the proportionate consolidations method (i.e 50% of the balances and results of Savyon 2003 will be consolidated in the Company's financial statements).

NOTE 2: PRO FORMA ADJUSTMENTS

Adjustments included in the pro forma condensed consolidated statements of operations are summarized as follows:

a.   Elimination of all Procognia's expenses in the statements of operations.
b.   Elimination of the losses attributed to the minority in Procognia.
c. Elimination of gain from decrease in holdings in 2000, recorded in 2001, since this gain does not represent a continuing income.
d. Elimination of gain from decrease in holdings in 2002, as this nonrecurring gain is directly attributable to the transaction.
e. Elimination of 50% of Savyon's operations transferred to Savyon 2003 as part of the transaction in accordance with the proportionate consolidation method.

                                       5
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NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 3: MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP

The Pro Forma Condensed Combined Statements of Operations have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from these followed in the United States as described in the audited financial statements (Note 19) and below:

PROPORTIONATE CONSOLIDATION:

Under Israeli GAAP, jointly controlled entities are included in the Company's consolidated financial statements, using the proportionate consolidation method.

Under U.S. GAAP investments in jointly controlled entities are accounted for by the equity method.

However, proportionate consolidation is permitted by the regulations of the Securities and Exchange Commission that are applicable to foreign private issuers.

SALE OF ASSETS FROM SAVYON TO SAVYON 2003:

Under Israeli GAAP, since the transaction was financed with a loan which terms of repayment have not been determined yet, assets, inventory, patent rights and know how that were transferred to Savyon 2003, were recorded in Savyon's 2003 books according to their book value as it appeared in Savyon's books. The excess of the purchase price over the book value of the assets and know how that were transferred was recorded as additional paid-in capital.

         Under U.S. GAAP, the assets that were transferred to Savyon 2003 comprise a business based on EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business". However, Savyon 2003 qualifies as a joint venture, as defined in EITF 01-2, "Interpretations of APB Opinion No. 29". The Company holds a 50% equity interest in Savyon 2003 and has equal risks and rewards with the other investor. Under U.S GAAP, the property and equipment, inventory, patent rights and know-how sold to Savyon 2003 will be recorded in Savyon 2003 books according to Healthcare's carrying value with respect to its 50% in the joint venture. The excess of 50% of the purchase price over the carrying amount of 50% the net assets deemed sold to Savyon 2003 would be allocated to acquired technology. Healthcare will not recognize a gain amounting the difference between the purchase price and the book value as Savyon 2003 is highly leverage entity and realization of gain is not assured. Such difference would be carried to additional paid-in capital.

                                       6
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NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


On statement of operations items:

                                                                             Year ended December 31,
                                                                  -------------------------------------------
                                                                         2002                      2001
                                                                  --------------------     ------------------
Pro forma net income (loss) as reported
according to Israeli GAAP                                            $   (603)                $  (1,122)
Reconciliation items in historical financial
statements:
Amortization of goodwill                                                  196                      (463)
Amortization of technology                                               (583)                     (583)
Healthcare's stock-based compensation expenses                            (40)                      (55)
Beneficial conversion feature expenses related to
  conversion of convertible debentures in
  Procognia                                                              (313)                        -
                                                                  --------------------     ------------------

Pro forma net loss according to U.S. GAAP                            $ (1,343)                $  (2,223)
                                                                  ====================     ==================

Weighted average shares used for  computation of
   basic and diluted earnings per share (in thousands)                  7,644                     5,977
                                                                  ====================     ==================

Pro forma basic and diluted net loss
   per share                                                         $  (0.17)                $   (0.37)
                                                                  ====================     ==================

                                       7
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                            [Form 6-K Signature Page]

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HEALTHCARE TECHNOLOGIES LTD.
                                          (Registrant)


                                          By:      /S/ Daniel Kropf
                                             -----------------------------------
                                                   Daniel Kropf
                                                   Chairman of the Board

Dated:    June 20, 2003